EXHIBIT 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

	Years Ended December 31,		January 1, 2001 through October 30, 2001	October 30, 2001 through December 31, 2001	Years Ended December 31,
	1999	2000			2002	2003
Earnings
Pre-tax income	$13,385	$16,842	$19,113	$3,677	$24,686	$22,690
Fixed charges	4,010	7,670	7,027	274	1,786	5,048

Total Earnings	$17,395	$24,512	$26,140	$3,951	$26,472	$27,738

Fixed Charges
Interest expense	$—	$—	$—	$269	$1,758	$4,986
Interest expense—affiliate	3,980	7,670	7,003	—	—	—
Rental Interest Factor	30	29	24	5	28	62

Total Fixed Charges	$4,010	$7,699	$7,027	$274	$1,786	$5,048

Ratio of Earnings to Fixed Charges	4.3x	3.2x	3.7x	14.4x	14.8x	5.5x